Chefs’ Warehouse Holdings, LLC
100 East Ridge Road
Ridgefield, Connecticut 06877
(203) 894-1345
July 14, 2011
Via EDGAR & Overnight Courier
Mr. H. Christopher Owings
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-0303

Re:	Chefs’ Warehouse Holdings, LLC Amendment No. 2 to Registration Statement on Form S-1 Filed July 1, 2011 File No. 333-173445
Dear Mr. Owings:
          On behalf of Chefs’ Warehouse Holdings, LLC (the “Company”), and in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated July 11, 2011 (the “Comment Letter”), I submit this letter containing the Company’s responses to the Comment Letter. The Company has today filed Amendment No. 3 (“Amendment No. 3”) to its Registration Statement on Form S-1 (Registration No. 333-173445) (as amended, the “Registration Statement”) with the Commission via EDGAR. The Company’s responses to the Comment Letter correspond to the numbered comments in the Comment Letter.
Prospectus Summary, page 1
Our Market Opportunity, page 2
1.	Please disclose in the filing the basis, including the names of the industry sources, for your industry data assertions.

RESPONSE: The prospectus has been revised to eliminate the industry data assertions on pages 2, 49, 50 and 52.
Summary Consolidated Financial Data, page 8
2.	We note your response to comment five in our letter dated June 22, 2011 and await your revisions in a future amendment to Form S-1.

RESPONSE: The Company has revised the prospectus to include the requested pro forma financial statements and information regarding the planned conversion of the Company into a Delaware corporation known as The Chefs’ Warehouse, Inc.
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 35
Critical Accounting Policies, page 37
Allowance for Doubtful Accounts, page 37
3.	We note your response to comment eight in our letter dated June 22, 2011. Please revise your consolidated statements of cash flows to reflect the non cash reconciling item associated with recording the provision for allowance for doubtful accounts in the cash flows for operating activities. Further, we note your net revenues have increased approximately 22% for the fiscal year ended December 24, 2010 over the prior fiscal year ended December 25, 2009; however the provision for the allowance for doubtful accounts has decreased by approximately 29%. We also note that your accounts receivable balance for the same comparable fiscal periods increased approximately 17%. Please explain in detail why your provision has decreased in light of the significant increase in your revenues and accounts receivable and how you estimate your allowance for doubtful accounts.

RESPONSE: The disclosure on page F-6 has been revised to reflect the non cash reconciling item associated with recording the provision for allowance for doubtful accounts in the cash flows from operating activities.

The Company estimates its required allowance for doubtful accounts on a quarterly basis using a multi-step approach. First, the Company reviews all trade accounts receivable that have been sent to collections and reserves against this balance in line with the historical recovery rate on such receivables. Second, the Company reviews all customer short pays and reserves 100% of that balance. Third, the Company reviews trade accounts receivable balances for those customers that have been placed on credit hold and reserves an amount in line with historical recovery rates on such balances. Fourth, the Company performs a specific review of customers that have large trade accounts receivable balances that require active management. Fifth, the Company reviews the prior year’s write off history and uses that as an indication as to the reserve required on the remaining trade accounts receivable balance.

Beginning in the fourth quarter of 2008 and continuing through the first three quarters of 2009 the Company experienced a reduction in year-over-year revenue driven by poor overall economic conditions. During this period of time, the Company projected and experienced a higher rate of defaults on its trade accounts receivables. As such, the Company increased its estimated allowance for doubtful accounts requirements in line with then current economic conditions. During the fourth quarter of 2009 and throughout all of fiscal 2010, the Company noticed a fairly significant improvement in overall general economic conditions. This improvement resulted in higher revenue and also resulted in a lower default rate on the Company’s trade accounts receivable. As such, the Company lowered its estimated allowance for doubtful accounts reserve requirement in line with then current economic conditions which resulted in a lower provision expense for the Company’s allowance for doubtful accounts in fiscal 2010 than it incurred in 2009. The disclosure on pages 37 and 38 of the prospectus has been revised to reflect the foregoing information regarding the impact on the Company’s provision expense for its allowance for doubtful accounts of improvements in economic conditions during the fourth quarter of 2009 and throughout 2010.
Compensation Discussion and Analysis, page 62
Outstanding Equity Awards at 2010 Fiscal Year End, page 69
4.	We note your response to comment 11 in our letter dated June 22, 2011. Please also disclose in the outstanding equity awards at fiscal year-end table the market value as of December 24, 2010 for the units that have not vested. Please also disclose in the applicable footnote how you determined the value of the units, including any underlying assumptions in conducting a valuation.

RESPONSE: The disclosure on page 69 of the prospectus has been revised in accordance with the Staff’s comment.
Note 4 — Summary of Significant Accounting Policies, page F-4
Revenue Recognition, page F-4
5.	Please explain to us and disclose your policy for granting product returns. Further, please explain to us how accurate your historical estimates have been with respect to estimating your sales returns, and how variances between actual and estimated returns are tracked and reviewed by management. Also, please revise your footnotes to provide a roll-forward of your allowance for sales returns to the extent that they are material. Lastly, please explain to us how you are accounting and recording the allowance for sales returns.

RESPONSE: The Company addresses product returns on a case-by-case basis, following all applicable regulations related to each product. The vast majority of product returns represented within the Company’s financial statements are customer refusals at the point of delivery and as such possession is not transferred to the customer but maintained by the Company. Accordingly, these product refusals are credited against the customer’s invoice as a reduction of revenue upon the recognition of that revenue. Historically, the Company has not experienced a material amount of product returns after a customer has taken possession of the product upon delivery. In light of the immaterial impact that product returns have on the Company’s financial statements, the Company respectfully submits to the Staff that no additional disclosure regarding the impact of product returns on the Company’s results of operations is required to be included in the Company’s financial statement footnotes.
Unaudited Pro Forma Condensed Consolidated Financial Statements, submitted on July 5, 2011
6.	We note you excluded from your unaudited pro forma condensed consolidated statements of operations the compensation expense associated with the portion of the Class C equity awards that will vest upon completion of this offering. Please explain to us your basis of excluding them or revise to include this expense in your pro forma condensed consolidated statements of operations. Note that the effects of accounting for share-based payment arrangements should not be removed as a pro forma adjustment if it has continuing impact on your financial statements.

RESPONSE: The Company advises the Staff that it will no longer issue the Class C equity awards referenced in the Staff’s comment prior to the consummation of the offering, but rather will issue shares of the Company’s common stock upon consummation of the offering which will vest 50% immediately and 50% ratably over a four-year period following the issue date. The disclosure in the unaudited pro forma condensed consolidated statements of operations has been revised in accordance with the Staff’s comment to reflect the impact of the stock compensation expense associated with this grant of common shares on the Company’s operating expenses and weighted average basic and diluted shares outstanding.

7.	Refer to footnote (e), (i), (j), (m) and (n). Please provide the detailed reconciliations of the numerators and denominators used in calculating the various pro forma earnings per share data in the footnotes to the pro forma statements.

RESPONSE: The Company has revised the unaudited pro forma condensed consolidated financial statements in accordance with the Staff’s comment.
     If you have any questions, please feel free to contact the undersigned at (203) 894-1345 or our outside counsel, F. Mitchell Walker, Jr., by telephone at (615) 742-6275 or by e-mail at mwalker@bassberry.com or, in his absence, D. Scott Holley by telephone at (615) 742-7721 or by e-mail at sholley@bassberry.com. Thank you for your cooperation and prompt attention to this matter.

Sincerely, /s/ Kenneth Clark Kenneth Clark Chief Financial Officer

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